UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended October 25, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 1-2402

A.           Full title of the plan and the address of the plan, if different from that of the issuer named below:

Hormel Foods Corporation Joint Earnings Profit Sharing Trust

B.             Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Hormel Foods Corporation

1 Hormel Place

Austin, MN   55912

507-437-5611

Hormel Foods Corporation
Joint Earnings Profit Sharing Trust

Audited Financial Statements and Schedule

Years Ended October 25, 2009 and 2008

Report of Independent Registered Public Accounting Firm

The Employee Benefits Committee

Hormel Foods Corporation
Joint Earnings Profit Sharing Trust

We have audited the accompanying statements of net assets available for benefits of the Hormel Foods Corporation Joint Earnings Profit Sharing Trust (the Plan) as of October 25, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at October 25, 2009 and 2008, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of October 25, 2009, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Minneapolis, Minnesota
April 23, 2010

Hormel Foods Corporation
Joint Earnings Profit Sharing Trust

Statements of Net Assets Available for Benefits

	October 25
	2009	2008
Assets
Investments, at fair value	$248,017,002	$200,158,752
Contributions receivable from Hormel Foods Corporation	10,802,013	10,140,867
Net assets available for benefits, at fair value	258,819,015	210,299,619
Adjustment from fair value to contract value for interest in fully benefit-responsive investment contracts	(3,353,400)	1,313,162
Net assets available for benefits	$255,465,615	$211,612,781

See accompanying notes.

Hormel Foods Corporation
Joint Earnings Profit Sharing Trust

Statements of Changes in Net Assets Available for Benefits

	Year Ended October 25
	2009	2008
Additions:
Contributions from Hormel Foods Corporation	$10,803,212	$10,139,801
Interest and dividend income	4,762,334	5,107,318
Total additions	15,565,546	15,247,119

Deductions:
Distributions	11,807,829	12,422,828
Administrative expenses	85,683	91,674
Total deductions	11,893,512	12,514,502

Net realized and unrealized appreciation (depreciation) in fair value of investments	40,180,800	(64,161,718)
Net additions (deductions)	43,852,834	(61,429,101)
Net assets available for benefits at beginning of year	211,612,781	273,041,882
Net assets available for benefits at end of year	$255,465,615	$211,612,781

See accompanying notes.

Hormel Foods Corporation
Joint Earnings Profit Sharing Trust

Notes to Financial Statements

October 25, 2009

1. Significant Accounting Policies

The accounting records of the Hormel Foods Corporation (the Company or the Sponsor) Joint Earnings Profit Sharing Trust (the Plan) are maintained on an accrual basis.

Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). The company adopted the required provisions of the FASB Fair Value Measurement Standard (primarily codified in ASC Topic 820) at the beginning of the Plan year, resulting in no impact to the Plan’s financial statements. See Note 3 for further discussion of fair value measurements.

All costs and expenses incurred in connection with the operation of the Plan with regard to the purchase and sale of investments and certain professional fees are paid by the Plan.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Certain prior-year amounts in the statement of net assets available for benefits have been reclassified to conform to the current-year presentation.

In May 2009, the FASB issued ASC Topic 855 (ASC 855, originally issued as SAS No. 165, Subsequent Events), as amended by Accounting Standards Update (ASU) 2010-09, which sets forth general standards of accounting for and disclosure of events that occur after the statement of net assets date but before financial statements are issued or are available to be issued. The Plan adopted the amended guidance of ASC 855 during 2009. The updated accounting guidance incorporated into ASC Topic 855 requires the disclosure of the date through which the Plan has evaluated its subsequent events and the basis for that date. The Plan has evaluated its subsequent events through April 23, 2010, the date the financial statements are available to be issued.

Hormel Foods Corporation
Joint Earnings Profit Sharing Trust

Notes to Financial Statements (continued)

2. Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Effective October 26, 2008, the Plan’s year-end was changed to the last Sunday of October, from the last Saturday in October.

The Plan is a defined-contribution plan covering employees of the Company and certain eligible subsidiaries. The amount contributed by the Company each year is discretionary, as authorized by the Board of Directors. The amount available to all participants is allocated in proportion of individual recognized compensation for the plan year to the recognized compensation for the plan year for all such eligible participants. The Plan contains a diversified selection of funds intended to satisfy Section 404(c) of ERISA. Certain restrictions exist, as defined in the plan document, for investing of funds in other contribution accounts.

Beginning on October 28, 2007, plan participants shall not be permitted to make nondeductible voluntary after-tax contributions to the Plan. Previously, participants were permitted to make after-tax contributions to the trust account in amounts not to exceed statutory limits.

Each participant’s account is credited with the participant’s and the Company’s contributions and plan earnings and is charged with an allocation of administrative expenses if the employer does not pay those expenses from its own assets. Allocations are based on account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Employee contributions are always 100% vested in the participants’ plan accounts. Employer contributions are 100% vested in the participants’ plan accounts for those employees hired prior to October 29, 2006. Employer contributions for employees hired after October 28, 2006, vest over a graduated six-year term. Forfeitures used to reduce employer contributions for the years ended October 25, 2009 and 2008, were $12,778 and $9,852, respectively. Cumulative forfeited nonvested accounts as of October 25, 2009 and 2008, were $98,425 and $14,991, respectively.

Most benefits are paid upon termination of service in a lump-sum amount equal to the vested value of a participant’s account, unless an eligible participant elects to defer the payment. Complete details of payment provisions are described in a Summary Plan Description, available from the Sponsor.

Hormel Foods Corporation
Joint Earnings Profit Sharing Trust

Notes to Financial Statements (continued)

2. Description of the Plan (continued)

The Company has the right under the plan agreement to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, the assets of the Plan shall be distributed to the participants.

3. Investments and Fair Value Measurement

During the years ended October 25, 2009 and 2008, the Plan’s investments (including investments bought and sold, as well as held during the year) appreciated (depreciated) in fair value by $40,180,800 and $(64,161,718), respectively, as follows:

	2009	2008
Net appreciation (depreciation) in fair value during the year:
Nonpooled separate account (containing company stock)	$19,366,763	$(19,107,127)
Separate trust accounts	1,881,508	(4,238,388)
Pooled separate accounts	17,237,197	(35,748,597)
Common and preferred stock (self-directed brokerage account)	506,636	(491,718)
Mutual funds (self-directed brokerage account)	1,189,085	(4,559,979)
Federal bonds (self-directed brokerage account)	(625)	578
Other (self-directed brokerage account)	236	(16,487)
	$40,180,800	$(64,161,718)

The Plan, at the discretion of the participants, is authorized to invest up to 100% of the fair value of its net assets available for benefits in the common stock of the Company. Such investment totaled approximately 35.3% of total investments at October 25, 2009, and 34.0% of total investments at October 25, 2008.

Hormel Foods Corporation
Joint Earnings Profit Sharing Trust

Notes to Financial Statements (continued)

3. Investments and Fair Value Measurement (continued)

The fair value of individual investments that represent 5% or more of the Plan’s net assets is as follows:

	2009	2008
Nonpooled separate account:
Hormel Foods Corporation common stock	$86,330,003	$67,858,470
State Street Money Market Fund	1,288,223	1,327,053
Total nonpooled separate account	$87,618,226	$69,185,523

Pooled separate accounts:
Massachusetts Mutual Life Insurance Company:
Aggressive Growth Option	16,466,112	12,268,979

Insurance company general account:
Massachusetts Mutual Life Insurance Company:
General Investment Account	68,253,727	64,279,382

For the year ended October 25, 2009, the Plan adopted the provisions of FASB ASC 820, Fair Value Measurements and Disclosures (ASC 820) for its financial assets and liabilities carried at fair value on a recurring basis in its financial statements. ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). ASC 820 also establishes a fair value hierarchy that requires assets and liabilities measured at fair value to be categorized into one of three levels based on the inputs used in the valuation. Assets and liabilities are classified in their entirety based on the lowest level of input significant to the fair value measurement. The three levels are defined as follows:

Level 1: Observable inputs based on quoted prices (unadjusted) in active markets for identical assets or liabilities.

Hormel Foods Corporation
Joint Earnings Profit Sharing Trust

Notes to Financial Statements (continued)

3. Investments and Fair Value Measurement (continued)

Level 2: Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

•                  Quoted prices for similar assets and liabilities in active markets

•                  Quoted prices for identical or similar assets or liabilities in markets that are not active

•                  Observable inputs other than quoted prices that are used in the valuation of the assets or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals)

•                  Inputs that are derived principally from or corroborated by observable market data by correlation or other means

Level 3: Unobservable inputs that reflect an entity’s own assumptions about what inputs a market participant would use in pricing the asset or liability based on the best information available in the circumstances.

The following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Pooled Separate Accounts

Fair value represents the net asset value of the fund shares, which is calculated based on the valuation of the funds’ underlying investments at fair value at the end of the year. The investments are public investment vehicles, which are valued using the Net Asset Value (NAV) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund excluding transaction costs, minus its liabilities, and then divided by the number of shares outstanding.

The pooled separate accounts also include a general investment account which is adjusted for contract value and therefore deemed to be a Level 3 investment. See below for a description of the general investment account.

Hormel Foods Corporation
Joint Earnings Profit Sharing Trust

Notes to Financial Statements (continued)

3. Investments and Fair Value Measurement (continued)

Separate Trust Accounts

The separate trust accounts consist primarily of marketable securities valued at the last reported sales price on the last business day of the year.

Nonpooled Separate Account

The nonpooled separate account consists of common stock of Hormel Foods Corporation, which is valued at the last reported sales price on the last business day of the year and a portion of uninvested cash, which is recorded at carrying value as maturities are less than three months.

Self-Directed Brokerage Assets

The self-directed brokerage assets consist of common stock, preferred stock, mutual funds, and federal bonds, which are valued at the last reported sales price on the last business day of the year, and uninvested cash, which is recorded at carrying value as maturities are less than three months.

General Investment Account

The investment in the insurance company general account is reported at fair value with a reported adjustment to contract value shown in the statement of net assets available for benefits. The statement of changes in net assets available for benefits is prepared on a contract value basis. The Plan’s insurance company general account contract is fully benefit-responsive. Benefit responsiveness is defined as the extent to which a contract’s terms and the Plan permit or require participant-initiated withdrawals at contract value.

Hormel Foods Corporation
Joint Earnings Profit Sharing Trust

Notes to Financial Statements (continued)

3. Investments and Fair Value Measurement (continued)

The Plan has entered into a benefit-responsive investment contract with Massachusetts Mutual Life Insurance Company (MassMutual) that is a general account evergreen group annuity contract. MassMutual maintains the contributions in a general account. Specific securities within the general account are not attributed to the investment contract with the Plan. The Plan owns a series of guarantees that are embedded in the insurance contract. The contractual guarantees are backed up by the full faith and credit of MassMutual, the contract issuer. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. MassMutual is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer. Such interest rates are reviewed on a semiannual basis for resetting.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the plan documents (including complete or partial plan termination or merger with another plan); (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the plan sponsor or other plan sponsor event (e.g., divestures or spin-offs of a subsidiary), which cause a significant withdrawal from the Plan; or (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The plan administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The Guaranteed Income Account contract does not allow the insurance company to terminate the agreement prior to a breach of the contract terms by the investor or on the contract anniversary date with 90 days’ prior notice.

The crediting interest rate on the General Investment Account was 4.00% and 4.30% as of October 25, 2009 and 2008, respectively. The average yield was 4.09% during plan year 2009, which approximates the actual interest rate credited to the plan participants.

Hormel Foods Corporation
Joint Earnings Profit Sharing Trust

Notes to Financial Statements (continued)

3. Investments and Fair Value Measurement (continued)

The investments of the Plan that are measured at fair value on a recurring basis as of October 25, 2009, and their level within the fair value hierarchy, are as follows:

	Fair Value Measurements at October 25, 2009
	Fair Value at October 25, 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments at fair value:
Pooled separate accounts	$75,404,542	$—	$35,900,308	$39,504,234
Separate trust accounts	9,345,799	9,345,799	—	—
Nonpooled separate accounts	87,618,226	87,618,226	—	—
Self-directed brokerage assets	7,394,708	7,394,708	—	—
General investment account	68,253,727	—	—	68,253,727
	$248,017,002	$104,358,733	$35,900,308	$107,757,961

A reconciliation of the beginning and ending balance of the investments measured at fair value using significant unobservable inputs (Level 3) is as follows:

Beginning balance	$92,835,390
Purchases, issuances, and settlements (net)	2,352,995
Realized (losses) gains	(1,284,702)
Unrealized gains (losses)	14,027,985
Transfers in and out of Level 3	(173,707)
Ending balance	$107,757,961

Hormel Foods Corporation
Joint Earnings Profit Sharing Trust

Notes to Financial Statements (continued)

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated March 13, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code), and therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan was amended and restated subsequent to the IRS determination letter. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended and restated, is qualified and the related trust is tax exempt.

5. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities could occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Hormel Foods Corporation
Joint Earnings Profit Sharing Trust

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

EIN: 41-0319970 Plan: 030

October 25, 2009

Identity of Issuer, Borrower, Lessor, or Similar Party	Number of Shares/Units Held	Current Value

Nonpooled separate account:
State Street Corporation:*
Hormel Stock Fund	3,828,253 units	$87,618,226

Insurance company general account:
Massachusetts Mutual Life Insurance Company:*
General Investment Account	3,728,505 units	64,900,327

Pooled separate accounts:
Massachusetts Mutual Life Insurance Company:*
Aggressive Growth Option	1,238,513 units	16,466,112
Moderate Growth Option	753,250 units	10,674,215
Conservative Growth Option	841,849 units	12,363,907
Select Small Cap Value Equity Fund (SSgA)	43,719 units	3,322,754
Select Fundamental Value Fund (Wellington)	40,525 units	5,183,495
Select Large Cap Value (Davis)	24,309 units	3,881,529
Select Indexed Equity Fund (Northern Trust)	21,854 units	2,183,558
Premier Core Bond Fund (Babson Capital)	1,735 units	2,994,996
Conservative Journey	5,099 units	789,586
American Funds EuroPacific Growth Fund	143,237 units	11,574,699
American Funds Growth Fund of America	77,971 units	5,969,691
Total pooled separate accounts		75,404,542

Separate trust accounts:
State Street Corporation:*
Black Rock High Yield Bond Fund	313,466 units	3,908,299
Laudus Rosenberg International Small Capitalization Fund	100,943 units	784,614
Rainier Large Cap Growth Equity Portfolio	237,082 units	1,918,004
Van Kampen Small Cap Growth	338,273 units	2,734,882
Total separate trust accounts		9,345,799

Self-directed brokerage assets		7,394,708
Total assets held for investment purposes		$244,663,602

*Indicates a party in interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

HORMEL FOODS CORPORATION
JOINT EARNINGS PROFIT SHARING TRUST

Date: April 23, 2010	By:	/s/ JODY H. FERAGEN
JODY H. FERAGEN
Senior Vice President
and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of Independent Registered Public Accounting Firm